UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

  IN THE MATTER OF:                     )
                                        )
  ADVISORS ASSET MANAGEMENT, INC.       )  File No. 812-_____
  AAM ETF TRUST                         )
                                        )

       Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the "Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

                       All communications and orders to:
                        Advisors Asset Management, Inc.
                              18925 Base Camp Road
                                   Suite 203
                            Monument, Colorado 80132
                             Attn: Scott I. Colyer

                                With a copy to:
                               Scott R. Anderson
                               Suzanne M. Russell
                             Chapman and Cutler LLP
                                111 West Monroe
                            Chicago, Illinois 60603



         Page 1 of 64 sequentially numbered pages (including exhibits).


 As filed with the U.S. Securities and Exchange Commission on August 20, 2015.

                               TABLE OF CONTENTS

SECTION                             HEADING                                 PAGE


I.     INTRODUCTION...........................................................4

     A.       Summary of Application..........................................4

     B.       Comparability of Relief Sought to Prior Relief Granted
              by the Commission...............................................6


II.    BACKGROUND.............................................................7

     A.       General.........................................................7

     B.       The Initial Adviser.............................................9

     C.       The Distributors................................................9

     D.       Underlying Indexes and Licensing Arrangements..................10

     E.       Special Considerations Applicable to Self-Indexing
              Funds..........................................................10

     F.       Capital Structure and Voting Rights; Book-Entry................13

     G.       Investment Objectives and Policies.............................14

     H.       Exchange Listing...............................................19

     I.       Sales of Shares................................................20

     J.       Pricing........................................................27

     K.       Redemption.....................................................27

     L.       Dividend Reinvestment Service..................................28

     M.       Shareholder Transaction and Distribution Expenses..............29

     N.       Shareholder Reports............................................29

     O.       Availability of Information Regarding Shares and
              Underlying Indexes.............................................29

     P.       Public Representations.........................................30

     Q.       Procedure by Which Shares Will Reach Investors;
              Disclosure Documents...........................................31

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III.   IN SUPPORT OF THE APPLICATION.........................................32

     A.       ETF Relief.....................................................32

     B.       Fund of Funds Relief...........................................34


IV.    REQUEST FOR ORDER.....................................................35

     A.       Legal Analysis: ETF Relief.....................................35

     B.       Legal Analysis: Fund of Funds Relief...........................44


V.     CONDITIONS............................................................52

     A.       ETF Relief.....................................................52

     B.       Fund of Funds Relief...........................................52


VI.    NAMES AND ADDRESSES...................................................55

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I.     INTRODUCTION

       A.   Summary of Application

       In this application ("Application"), AAM ETF Trust (the "Trust") and Advisors Asset Management, Inc. (the "Initial Adviser," and together with the Trust, the "Applicants"), apply for and request from the U.S. Securities and Exchange Commission ("Commission") an order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, (ii) under Sections 6(c) and 17(b) of the Act, for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the "Order").<F1>1

       The Order, if granted, would permit:

             (a) Funds (defined below) to issue their shares ("Shares") in large aggregations only ("Creation Units") (e.g., at least 25,000 Shares);

             (b) secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value ("NAV") on a national securities exchange as defined in Section 2(a)(26) of the Act ("Exchange"), such as NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, "NYSE Arca"), and The Nasdaq Stock Market LLC ("NASDAQ");

             (c) certain affiliated persons of the open-end investment company described herein to deposit securities into, and receive securities from, such investment company, in connection with the purchase and redemption of aggregations of Shares of such investment company;

             (d) the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

             (e) registered management investment companies and unit investment trusts ("UITs") that are not advised or sponsored by the Adviser (defined below), and not part of the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the Act as the Underlying Funds (as defined below) (such management investment companies are referred to as "Investing


--------------------
<F1>1     All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

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       Management Companies," such UITs are referred to as "Investing Trusts,"
       and Investing Management Companies and Investing Trusts are collectively referred to as "Funds of Funds"), to acquire Underlying Fund Shares (as defined below) beyond the limits of Section 12(d)(1)(A) and (B) of the Act; and

             (f) the Underlying Funds (as defined below), and any principal underwriter for the Underlying Funds (as defined below), and/or any broker-dealer ("Broker") registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to sell Underlying Fund Shares (as defined below) to Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act.

       Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are or will be consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds, and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

       The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-1
thereunder will be referred to herein as "ETF Relief" and the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as "Fund of Funds Relief." The ETF Relief and Fund of Funds Relief, collectively, will be referred to herein as "Relief."

       Applicants seek the Order to create and operate one or more Funds (defined below) that operate as index-based ETFs (defined below) and offer Shares and (i) for which a third party that is not an "affiliated person" (as such term is defined in Section 2(a)(3) of the Act), or an affiliated person of an affiliated person, of the Trust, the Adviser (defined herein), any Sub-Adviser (defined herein), the Distributor (defined herein) or a promoter of the Fund will serve as the Index Provider (defined herein) (each an "Index-Based Fund"); or (ii) for which an "affiliated person" as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, the Adviser, any Sub-Adviser, the Distributor or a promoter of a Fund, will serve as the Index Provider (as defined below) (each a "Self-Indexing Fund").

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       Applicants request that the Order apply to the fund identified and described in Appendix A hereto (the "Initial Fund") and any additional series of the Trust, and any other open-end management investment company or series thereof, that may be created in the future ("Future Funds," and together with the Initial Fund, "Funds") that operate as ETFs and track a specified index comprised of domestic and/or foreign equity securities ("Equity Funds"), or domestic and/or foreign fixed income securities ("Fixed Income Funds") or a blend of domestic and/or foreign equity and fixed income securities ("Blended Funds"). Any Fund will (i) be advised by the Initial Adviser or by an entity controlling, controlled by, or under common control with the Initial Adviser (each of the foregoing and any successor thereto, an "Adviser");<F2>2 and
(ii) comply with the terms and conditions of this Application.

       Applicants ask that the Fund of Funds Relief be applicable to (i) each Fund; (ii) any registered open-end management investment company and any of its series that is advised by an Adviser and that, pursuant to a separate order of the Commission, in general terms, operates as an exchange-traded fund that utilizes active management investment strategies (each, an "Actively Managed Fund" and collectively, the "Actively Managed Funds"; the Funds and the Actively Managed Funds are referred to collectively as the "Underlying Funds" and individually as an "Underlying Fund"); (iii) Funds of Funds; and (iv) Brokers selling shares of an Underlying Fund (the "Underlying Fund Shares") to Funds of Funds.

       B.     Comparability of Relief Sought to Prior Relief Granted by the
Commission

       Applicants seek relief substantially similar to the relief granted by the Commission to certain other open-end management investment companies commonly referred to as "exchange-traded funds" ("ETFs") to permit Index-Based Funds, Self-Indexing Funds, Long/Short Funds, and 130/30 Funds.<F3>3


--------------------
<F2>2     For the purposes of the requested Order, a "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

<F3>3     Guggenheim Funds Investment Advisors, LLC, et al., Investment Company
          Act Release Nos. 30560 (June 14, 2013) (notice) and 30598
          (July 10, 2013) (order); Sigma Investment Advisors, LLC, et al., Investment Company Act Release Nos. 30559 (June 14, 2013) (notice) and 30597 (July 10, 2013) (order); Transparent Value Trust, et al., Investment Company Act Release Nos. 30558 (June 14, 2013) (notice) and 30596 (July 10, 2013) (order); Horizons ETF Trust, et al., Investment Company Act Release Nos. 30803 (November 21, 2013) (notice) and 30833 (December 17, 2013) (order); Emerging Global Advisors, LLC, et al., Investment Company Act Release Nos. 30910 (February 10, 2014) (notice) and 30975 (March 7, 2014) (order); Northern Trust Investments, Inc., et al., Investment Company Act Release Nos. 31264 (October 6, 2014) (notice) and 31299 (October 21, 2014) (order);
          DBX ETF Trust, et al., Investment Company Act Release Nos. 31276 (October 6, 2014) (notice) and 31326 (November 3, 2014) (order); and ETF Securities Advisors LLC, et al., Investment Company Act Release Nos. 31346 (November 24, 2014) (notice) and 31395 (December 22, 2014)
          (order) (collectively, "Prior Orders").[

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       No form having been specifically prescribed for this Application,
Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.    BACKGROUND

       A.   General

       The Trust is a business trust organized under the laws of the Commonwealth of Massachusetts and intends to register with the Commission as a series open-end management investment company. The Trust intends to offer a number of Funds, each of which will have a distinct investment objective, will track a particular index and will utilize either a replication or representative sampling strategy. Each Fund for which the Trust seeks the Order will operate as an ETF. The Trust will be managed by a board of trustees (the "Board").

       The Trust intends to register with the Commission as an open-end management investment company and will offer and sell Shares pursuant to a registration statement on Form N-1A to be filed with the Commission under the Securities Act of 1933 (the "Securities Act") and the Act (the "Registration Statement"). Funds which track Domestic Indexes (as defined below) are referred to as "Domestic Funds" and Funds which track Foreign Indexes (as defined below) are referred to as "Foreign Funds."

       Each Fund will seek to provide investment returns that correspond, before fees and expenses, generally to the performance of a specified equity and/or fixed income securities index (each an "Underlying Index" and collectively, "Underlying Indexes"). Each Fund will hold certain securities, currencies, other assets, and other investment positions ("Portfolio Holdings") selected to correspond generally to the performance of its Underlying Index. Certain of the Funds will be based on Underlying Indexes which will be comprised of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers; and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets ("Domestic Indexes"). Other Funds will be based on Underlying Indexes which will be comprised of foreign and domestic or solely foreign equity and/or fixed income securities ("Foreign Indexes").

       The Trust will issue, with respect to each Fund on a continuous offering basis, only Creation Units. The size of a Creation Unit for each Fund is initially to be determined by the Adviser, based in part on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund's target audience.<F4>4 Applicants expect that the initial


--------------------
<F4>4     The size of a Creation Unit as stated in a Fund's prospectus
          ("Prospectus") may be changed, from time to time, if the individual Share price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

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   trading price per individual Share of each Fund will fall in the range of $10 to $1000. Individual Shares will not be individually redeemable. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded. Applicants intend that the initial NAV of the Shares will be established per Share at a level convenient for trading purposes.

       Shares of each Fund will be listed and traded individually on an Exchange. It is expected that one or more member firms of an Exchange will be designated to act as market makers and maintain a market for Shares trading on the Exchange. If NYSE Arca is the Exchange on which Shares are primarily listed (the "Listing Exchange"), it is expected that one or more of the market makers that are members of NYSE Arca ("Arca Market Makers") will register to make a market in Fund Shares listed on NYSE Arca. If NASDAQ is the Listing Exchange, one or more member firms of NASDAQ will act as market makers ("NASDAQ Market Makers," and together with Arca Market Makers, "Market Makers") and maintain a market on NASDAQ for Shares trading on NASDAQ.<F5>5

       Applicants believe that the Funds, like other ETFs, must offer securities that will be available on an "open-end" basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of the Funds generally will be made by an "in-kind" tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in
Section II.I., "Sales of Shares." Applicants believe that this "in-kind" method minimizes the need to liquidate Portfolio Holdings to meet redemptions or to acquire Portfolio Holdings in connection with purchases of Creation Units and would permit closer tracking of each Fund's Underlying Index. Applicants submit that this "in-kind" mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.


--------------------
<F5>5     If Shares are listed on NASDAQ, no particular NASDAQ Market Maker will be contractually obligated to make a market in Shares, although NASDAQ's listing requirements stipulate that at least two NASDAQ Market Makers must be registered in Shares to maintain the listing. Registered Arca Market Makers and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Arca Market Maker or NASDAQ Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of
          Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act, due to ownership of Shares, as described below.

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       The component securities of an Underlying Index are referred to herein as
"Component Securities." Each Fund will consist largely of some or all of the Component Securities of an Underlying Index selected to correspond generally to the price and yield performance of such Underlying Index.

       Each Fund that intends to qualify as a "regulated investment company" ("RIC") will maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements under the Internal Revenue Code of 1986, as amended (the "Code").<F6>6

       B.   The Initial Adviser

       The Initial Adviser is a Delaware corporation with its principal office located at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132. The Initial Adviser is, and any other Adviser will be, registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act").

       The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund.<F7>7 The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as "sub-advisers" with respect to particular Funds (each, a "Sub-Adviser" and collectively, the "Sub-Advisers"). The Sub-Advisers, if any, will serve as portfolio managers for the Funds. Under the Adviser's supervision, each Sub-Adviser will manage the investment and reinvestment of each Fund's assets in accordance with the Fund's investment objective. Any Sub-Adviser to a Fund will either be registered under the Advisers Act or will not be required to register thereunder.

       C.   The Distributors

       The Trust will enter into a distribution agreement with one or more distributors. Each distributor for a Fund will be a Broker registered under the Exchange Act and will act as distributor and principal underwriter ("Distributor") of one or more of the Funds. Each Distributor will distribute Shares on an agency basis. No Distributor is or will be affiliated with any Exchange. The Distributor for each Fund will comply with the terms and conditions of this Application. The Distributor of any Fund may be an affiliated person, or an affiliated person of an affiliated person, of that Fund's Adviser and/or Sub-Advisers.


--------------------
<F6>6     Applicants also reserve the right to create Funds that will not operate as RICs.

<F7>7     The term "Board" includes the board of directors or trustees for the
          Trust and also includes any board of directors or trustees of a Future Fund, if different.

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       D.   Underlying Indexes and Licensing Arrangements

       The Initial Fund and any Future Fund will be entitled to use their Underlying Indexes pursuant to either a licensing agreement with the entity that compiles, creates, sponsors or maintains an Underlying Index (each an "Index Provider") or a sub-licensing arrangement<F8>8 with the Adviser, which will have a licensing agreement with such Index Provider. Except with respect to the Self-Indexing Funds, no Index Provider is or will be an "affiliated person," as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor. The licenses for the Self-Indexing Funds will specifically state that the applicable Affiliated Index Provider (defined below) (or in case of a sub-licensing agreement, the Adviser) must provide the use of the Affiliated Indexes and related intellectual property at no cost to the Trust and the Self-Indexing Funds.

       E.   Special Considerations Applicable to Self-Indexing Funds

       In the case of Self-Indexing Funds, an "affiliated person," as defined in
Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor (the "Affiliated Index Provider") will create a proprietary, rules based methodology described below ("Rules Based Process") to create Underlying Indexes (each an "Affiliated Index" and collectively, the "Affiliated Indexes").<F9>9


--------------------
<F8>8     The Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index's methodology for the inclusion of Component Securities, the inclusion or exclusion of specific Component Securities, or methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider. In the event that an Adviser or Sub-Adviser serves as the Affiliated Index Provider for a Self-Indexing Fund, the terms "Affiliated Index Provider" or "Index Provider," with respect to that Self-Indexing Fund, will refer to the employees of the applicable Adviser or Sub-Adviser that are responsible for creating, compiling and maintaining the relevant Underlying Index.

<F9>9     The Affiliated Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be "investment companies" in reliance on Section 3(c)(1) or 3(c)(7) of the Act for which the Adviser acts as adviser and/or sub-adviser ("Affiliated Accounts"), as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as adviser and/or sub-adviser ("Unaffiliated Accounts"). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as "Accounts"), like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such index(es) or a representative sample of such constituents of the index(es). Consistent with the relief requested from Section 17(a) below, the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

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       The portfolios of the Self-Indexing Funds will be fully "transparent,"
meaning that each Self-Indexing Fund will post on its website ("Website") on each Business Day,<F10>10 before commencement of trading of Shares on the Exchange, the identities and quantities of the Portfolio Holdings that will form the basis for the Fund's calculation of NAV at the end of the Business Day.<F11>11

       Applicants believe that the disclosure of Portfolio Holdings would be unlikely to lead to "front running" (where other persons would trade ahead of the Fund and the investors assembling the Deposit Instruments (as defined below) for purchases of Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Portfolio Holdings would not lead to "free riding" (where other persons mirror the Fund's investment strategies without paying the Fund's advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

       Applicants recognize that Self-Indexing Funds could raise concerns regarding the potential ability of an affiliated person to manipulate the Underlying Index to the benefit or detriment of the Self-Indexing Fund. Applicants further recognize the potential for conflicts that may arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an Underlying Index's composition methodology or the constituent securities in an Underlying Index prior to the time that information is publicly disseminated. Applicants believe that existing protections under the Act and the Advisers Act will help to mitigate these potential conflicts of interest, as discussed below, and that requiring Self-Indexing Funds to maintain full portfolio transparency will also provide an additional mechanism for addressing these potential conflicts of interest.

       Applicants do not believe the potential for conflicts of interest raised by the Adviser's use of the Underlying Indexes in connection with the management of the Self-Indexing Funds and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds. More specifically, Applicants do not believe the potential for conflicts presented by an Adviser's use of the Underlying Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side by side management of ETFs that track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. As discussed below, both the Act


--------------------
<F10>10   A "Business Day" is any day the Fund is open, including any day when it satisfies redemption requests as required by Section 22(e) of the Act.

<F11>11   Under accounting procedures followed by each Fund, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day (T+1). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

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and the Advisers Act contain various protections to address conflicts of interest where an adviser is managing two or more registered funds and these protections will also help address these conflicts with respect to the Self-Indexing Funds.

       The Adviser and any Sub-Adviser have adopted or will adopt, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include policies and procedures designed to minimize potential conflicts of interest among the Self-Indexing Funds and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions.<F12>12 In addition, the Initial Adviser has adopted or will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Initial Adviser or associated persons ("Inside Information Policy"). Any other Adviser and/or Sub-Adviser will be required to adopt and maintain a similar Inside Information Policy. In accordance with the Code of Ethics (discussed below) and Inside Information Policy of each Adviser and Sub-Adviser, personnel of those entities with knowledge about the composition of a Portfolio Deposit (as defined below) will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public. Each Trust will execute confidentiality agreements with any of its service providers who are provided information on the Portfolio Deposit. The structure of the Self-Indexing Funds, as well as those of the Affiliated Accounts, as index funds, minimizes the potential for conflicts as the investment strategies of each Self-Indexing Fund and the Affiliated Accounts will be constrained by its objective to track the performance of its Underlying Index (before fees and expenses).

       The portfolio managers responsible for day-to-day portfolio management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser. The Initial Adviser has also adopted or will adopt, and each Adviser will be required to adopt, a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 ("Code of Ethics"). Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by


--------------------
<F12>12   If the requested Order is granted, the Funds' Adviser will include under Item 10.C. of Part 2 of its Form ADV a discussion of its relationship to any Affiliated Index Provider and any material conflicts of interest resulting therefrom, regardless of whether the Affiliated Index Provider is a type of affiliate specified in Item 10.

certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the Trust with the certification required by Rule 17j-1 under the Act. Neither any Adviser nor any Sub-Adviser will receive incentive fees for outperforming the Underlying Index of any Self-Indexing Fund or Affiliated Account. In fact, any material outperformance or underperformance would be viewed negatively by investors of such investments.

       To the extent the Self-Indexing Funds transact with an affiliated person of the Adviser or Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of the Order. Each Self-Indexing Fund's Board will periodically review the Self-Indexing Fund's use of an Affiliated Index Provider. Subject to the approval of the Self-Indexing Funds' Board, the Adviser, affiliated persons of the Adviser ("Adviser Affiliates") and those of any Sub-Adviser ("Sub-Adviser Affiliates") may be authorized to provide custody, fund accounting and administration and transfer agency services to the Self-Indexing Funds. Any services provided by the Adviser, Adviser Affiliates, Sub-Adviser and Sub-Adviser Affiliates will be performed in accordance with the provisions of the Act, the rules under the Act and any relevant guidelines from the staff of the Commission.

       Finally, as noted above, applicants in the Prior Orders received relief to operate Self-Indexing Funds on the basis of daily portfolio transparency as discussed above (see, for example, the discussion at Section II.F in the Guggenheim application, supra note 3).

       F.   Capital Structure and Voting Rights; Book-Entry

       Shareholders of a Fund will have one vote per Share with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Massachusetts business trusts.

       Shares will be registered in book-entry form only. The Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the "Depository" or "DTC"), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as "Beneficial Owners") will be shown on the records of the Depository or the Depository participants (the "DTC Participants"). Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at such Fund's expense through the customary practices and facilities of the Depository and DTC Participants.

       G.   Investment Objectives and Policies

       1.   General

       The investment objective of each Fund will be to provide investment results that closely correspond, before fees and expenses, to the performance of its Underlying Index. In seeking to achieve the investment objective of a Fund, the Adviser and/or Sub-Adviser will utilize the indexing investment approaches described below.

       Each Fund will invest at least 80% of its assets, exclusive of collateral held from securities lending, in Component Securities of its respective Underlying Index, or in the case of Fixed Income Funds and Blended Funds, in the Component Securities of its respective Underlying Index and TBA Transactions<F13>13 representing Component Securities, and in the case of Foreign Funds, in Component Securities and depositary receipts representing foreign securities such as American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") ("Depositary Receipts") representing such Component Securities (or, in the case of Foreign Funds tracking Underlying Indexes for which Depositary Receipts are themselves Component Securities, underlying stocks in respect of such Depositary Receipts). Any Depositary Receipts held by a Foreign Fund will be negotiable securities that represent ownership of a non-U.S. company's publicly traded stock. Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Foreign Index, will improve the liquidity, tradability and settlement of a Foreign Fund's then-current Portfolio Deposit (as defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund to maintain direct exposure to Component Securities of its Foreign Index.

       Each Fund may also invest up to 20% ("20% Asset Basket") of its assets in a broad variety of other instruments including, but not limited to, repurchase agreements, reverse repurchase agreements, government securities, cash and cash equivalents, commodities, options, futures contracts, currency futures contracts, options on futures contracts, swaps, options on swaps, forward contracts or other derivatives or financial instruments (including, but not limited to, credit-linked notes, commodity-linked notes, forward commitment transactions, foreign currency forwards, indexed and inverse floating rate securities, floating and variable rate


--------------------
<F13>13   A "to-be-announced transaction" or "TBA Transaction" is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date.

instruments, convertible instruments, preferred stocks, rights and warrants), real estate investment trusts, shares of other ETFs, UITs and exchange-traded notes, and shares of money market mutual funds or other investment companies or pooled investment vehicles, foreign currency, mortgage-backed securities, asset-backed securities, municipal debt securities, when-issued securities and delayed delivery transactions (collectively, "Financial Instruments"), including securities and other instruments not included in its Underlying Index but which the Fund's Adviser or any Sub-Adviser believes will help the Fund track its Underlying Index. A Fund may also engage in short sales in accordance with its investment objective.<F14>14 A Fund will utilize either a "replication strategy" or "representative sampling" as described below. A Fund using a "replication strategy" will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing representative sampling will hold some, but not necessarily all, of the Component Securities of its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of the Underlying Index or (if applicable) to maintain RIC compliance (see the discussion below in Subsection 2).

       Applicants expect that the returns of each Fund will have an annual tracking error of less than 5% relative to its Underlying Index.

       A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Fund using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the Adviser and/or Sub-Adviser utilizing quantitative analytical procedures described below. Under the representative sampling technique, each security is selected for inclusion in a Fund through the Adviser's or the Sub-Adviser's application of quantitative analytical procedures to give the Fund's portfolio an investment profile similar to that of its Underlying Index. Securities are selected for inclusion in a Fund following a representative sampling strategy to have aggregate


--------------------
<F14>14   The Trust may issue shares of Funds that seek to track Underlying
          Indexes constructed using 130/30 investment strategies
          ("130/30 Funds") or other long/short investment strategies ("Long/Short Funds"). Each Long/Short Fund will establish
          (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index (as defined below) and
          (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. Each 130/30 Fund will include strategies that: (i) establish long positions in securities so that total long exposure represents approximately 130% of a Fund's net assets; and (ii) simultaneously establish short positions in other securities so that total short exposure represents approximately 30% of such Fund's net assets.

investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Fund's Underlying Index taken in its entirety. If the representative sampling technique is used, a Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. The Adviser and/or Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund's portfolio in order to create a more tradable portfolio and improve arbitrage opportunities. Finally, the Fund may realize savings in transaction costs or other efficiencies by gaining exposure to the return of an Underlying Index through the use of securities or instruments in its 20% Asset Basket.

       2. Securities in Fund's 20% Asset Basket Not Included in Its Underlying Index

       As discussed above in Subsection 1, a Fund may hold, as part of its 20% Asset Basket, securities and other financial instruments not included in its Underlying Index, but which the Adviser and/or Sub-Adviser believes will help the Fund track the performance of its Underlying Index. The following examples illustrate the circumstances in which a Fund would hold Portfolio Holdings that are not Component Securities of its Underlying Index. First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund's Underlying Index (such as reconstitutions), a Fund may accept as Deposit Instruments (defined below), securities that are publicly announced as additions to the Underlying Index prior to their actual date of inclusion in such Underlying Index. Second, a Fund may hold Portfolio Holdings that have recently been deleted from the Underlying Index due to various corporate actions and reconstitutions. Third, a Fund may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements (if applicable). For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the Adviser and/or Sub-Adviser may invest in securities that are not Component Securities of its Underlying Index, but which the Adviser and/or Sub-Adviser believes have performance characteristics of the securities of that large issuer. In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

       3.   Depositary Receipts

       The Funds may invest in Depositary Receipts representing foreign securities in which they seek to invest. Depositary Receipts are typically issued by a financial institution (a "depositary bank") and evidence ownership interests in a security or a pool of securities ("Underlying Securities") that have been deposited with the depositary bank.<F15>15 A Fund will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

       4.   Long/Short Funds

       Underlying Indexes that include both long and short positions in securities are referred to as "Long/Short Indexes." The Long/Short Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the Long/Short Index. The Long/Short Indexes will have a well-developed, specified methodology, and have fully transparent Component Securities and weightings.

       Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index; and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. The net investment exposure of each of the Long/Short Funds will equal its net assets.

       With respect to a Long/Short Fund's long position, each Fund expects to hold long positions in Component Securities from the long portion of the Long/Short Index. With respect to a Long/Short Fund's short position, each Fund expects to hold short positions in Component Securities from the short portion ("Short Positions") of the Long/Short Index. Each Long/Short Fund will invest at least 80% of its total assets in the Component Securities (including Depositary Receipts and TBA Transactions), including Short Positions, of the Long/Short Index.<F16>16 The remainder of each Long/Short Fund's assets will be its 20% Asset Basket and may be invested as described above. To the extent required by Section 18(f) of the Act, Portfolio


--------------------
<F15>15   With respect to ADRs, the depositary bank is typically a U.S.
          financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority ("FINRA") Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary bank may be a foreign or a U.S. entity, and the Underlying Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated person of a Fund, the Adviser or any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund, except a depositary bank that is deemed to be affiliated solely because a Fund owns greater than 5% of the outstanding voting securities of such depositary bank.

<F16>16   For purposes of this calculation, cash proceeds received from short sales are not included in total assets.

   Holdings and cash in a Long/Short Fund's portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.<F17>17

       5.   130/30 Funds

       Underlying Indexes that use a 130/30 investment strategy are referred to as "130/30 Indexes." The 130/30 Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the index. The 130/30 Indexes will have a well-developed, specified methodology and have fully transparent Component Securities and weightings.

       Each 130/30 Fund will establish (i) exposures to long positions in Component Securities equal in value to approximately 130% of total net assets; and (ii) exposures to short positions in Component Securities equal in value to approximately 30% of total net assets, as specified by the underlying 130/30 Index. The net investment exposure of each of the 130/30 Funds will equal its net assets.

       With respect to a 130/30 Fund's long position, each Fund expects to hold long positions in Component Securities from the long portion of the 130/30 Index. With respect to a 130/30 Fund's short position, each Fund expects to hold Short Positions.

       Each Domestic 130/30 Fund will hold at least 80% of its total assets in Component Securities that are specified for the long positions and short positions in its underlying Domestic 130/30 Index.<F18>18 By way of example, assuming total assets equal $100, the Domestic 130/30 Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities specified as the long positions of its underlying Domestic 130/30 Index. The Domestic 130/30 Fund would then establish Short Positions in short positions dictated by the Domestic 130/30 Index. In connection with the establishment of the Short Positions, the Domestic 130/30 Fund would obtain $30 in cash, which it would expect to invest in additional Component Securities specified as long positions by its Domestic 130/30 Index. It would then invest the remainder of its assets (i.e., $20) in Component Securities, non-Component Securities, or securities or instruments in its 20% Asset Basket, as deemed appropriate by the Adviser to track


--------------------
<F17>17  See Securities Trading Practices of Registered Investment Companies,
          Investment Company Act Release No. 10666 (Apr. 18, 1979). See also Robertson Stephens Investment Trust (pub. avail. Aug. 24, 1995) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).



<F18>18   Applicants use the following naming convention throughout the
          Application: a Domestic Index that is a 130/30 Index is referred to as a "Domestic 130/30 Index" and a Fund that seeks to track a Domestic 130/30 Index is referred to as a "Domestic 130/30 Fund." This same naming convention is applied to Long/Short Funds and therefore a Foreign Index that is a Long/Short Index is referred to as a "Foreign Long/Short Index," and a Fund that seeks to track a Foreign Long/Short Index is referred to as a "Foreign Long/Short Fund," etc.

   the Domestic 130/30 Index. To the extent required by Section 18(f) of the Act, Portfolio Holdings and cash in a 130/30 Fund's portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.

       Foreign 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Foreign 130/30 Indexes or Depositary Receipts representing Component Securities that are specified for the long and short positions in their Foreign 130/30 Indexes. Fixed Income 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes or TBA Transactions representing Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes.

       The full portfolio holdings of each Long/Short Fund and each 130/30 Fund will be made publicly available on the Fund's Website. Given the Website disclosure, anyone will be able to know in real time the intraday value of the Long/Short and 130/30 Funds. With respect to Long/Short and 130/30 Funds, the investment characteristics of any Short Positions used to achieve short and long exposures will be described in sufficient detail for market participants to understand the principal investment strategies of the Funds and to permit informed trading of their Shares.

       Applicants believe that the disclosure of Portfolio Holdings would be unlikely to lead to "front-running" (where other persons would trade ahead of the Fund and the investors assembling the Deposit Instruments (as defined below) for purchases of Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Portfolio Holdings would not lead to "free riding" (where other persons mirror the Fund's investment strategies without paying the Fund's advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

       H.   Exchange Listing

       The Shares of each Fund will be listed on a Listing Exchange. The Trust will submit an application to list the Shares of any Future Fund on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares. It is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as Market Makers in Shares. Shares of each Fund will be traded on an Exchange in a manner similar to that of other ETFs.

       As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange. Shares may also be cross-listed on one or more foreign securities markets.

       I.   Sales of Shares

       1.   General

       The Trust will be structured in a manner similar to other ETFs currently trading in the United States and therefore will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the New York Stock Exchange (ordinarily 4:00 p.m. Eastern Time ("ET")) ("Closing Time") on each day that the New York Stock Exchange is open. Each Fund will sell and redeem Creation Units only on a Business Day.

       2.   Purchase and Redemption of Creation Units

       In order to keep costs low and, potentially, permit closer tracking of each Fund's Underlying Index, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").<F19>19

       On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund's portfolio (including cash positions),<F20>20 except:

             (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;


--------------------
<F19>19   The Funds must comply with the federal securities laws in accepting
          Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

<F20>20   The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

             (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;<F21>21

             (c) TBA Transactions, short positions, derivatives and other positions that cannot be transferred in kind<F22>22 will be excluded from the Deposit Instruments and the Redemption Instruments;<F23>23

             (d) to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund's portfolio;<F24>24 or

             (e) for temporary periods, to effect changes in the Fund's portfolio as a result of the rebalancing of its Underlying Index (any such change, a "Rebalancing").

       If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Amount"). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.

       Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

             (a)   to the extent there is a Cash Amount, as described above;

             (b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;


--------------------
<F21>21   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.



<F22>22   This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.



<F23>23   Because these instruments will be excluded from the Deposit
          Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (defined below).



<F24>24   A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (ii) consists entirely of instruments that are already included in the Fund's portfolio; and
          (iii) is the same for all Authorized Participants (defined below) on a given Business Day.

             (c) if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;<F25>25

             (d) if, on a given Business Day, the Fund requires all Authorized Participants (as defined below) purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer either through the NSCC (as defined below) or DTC; or (ii) in the case of Foreign Funds holding non-U.S. investments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

             (e) if the Fund permits an Authorized Participant (as defined below) to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or
       (iii) a holder of Shares of a Foreign Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.<F26>26

       Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC (as defined below) the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Cash Amount (if any), for that day.<F27>27 The list of


--------------------
<F25>25   In determining whether a particular Fund will sell or redeem Creation
          Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, a Fund's Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

<F26>26   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or
          (e)(ii).

<F27>27   If the Fund is Rebalancing, it may need to announce two estimated
          Cash Amounts for that day, one for deposits and one for redemptions. The instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in
          Section II.I.2, is referred to as the "Portfolio Deposit."

   Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

       3.   Transaction Fees

       Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units "in-kind" and such costs have the potential to dilute the interests of the Fund's existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees ("Transaction Fees") in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an "in-kind" purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Instruments, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments. The amounts of such Transaction Fees will be determined separately for each Fund. The amount of the maximum Transaction Fee for each Fund will be set separately. Variations in the Transaction Fee may be imposed from time to time. Transaction Fees will be limited to amounts that have been determined by a Fund's Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Instruments and Redemption Instruments of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

       4.   Purchase of Creation Units; General

       All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an "Authorized Participant" which is either:
(i) a "Participating Party," i.e., a broker-dealer or other participant in the Continuous Net Settlement ("CNS") System of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission; or
(ii) a Participant in DTC, which, in either case, has signed a "Participant Agreement" with the Distributor. An Authorized Participant is not required to be a member of an Exchange. The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Instruments and Cash Amount (if any), the Distributor will instruct the applicable Fund to initiate "delivery" of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order. The Distributor also will be responsible for delivering the

Fund's Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

       An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for Creation Units of Shares of any Domestic Equity Fund or Blended Fund placed through the Distributor must either: (i) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the "NSCC Clearing Process"); or (ii) deposit Portfolio Deposits with the Fund "outside" the NSCC Clearing Process through the facilities of DTC ("DTC Facilities").

       5.   Placement and Acceptance of Creation Unit Purchase Orders

       All orders to purchase Creation Units, whether through the NSCC Clearing Process, or "outside" the NSCC Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement ("Order Cut-Off Time") on the relevant Business Day, in each case on the date such order is placed ("Transmittal Date") in order for creation of Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. In the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. ET, or such earlier time as may be designated by the Funds and disclosed to Authorized Participants.

       The NSCC Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds (except for those Funds holding portfolios exclusively comprised of ADRs). Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must effect such transactions "outside" the NSCC Clearing Process. Once the Fund's custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each such Foreign Fund.

       The Fund's custodian shall cause the sub-custodian(s) of each such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the Portfolio Deposit. Deposit Instruments must be maintained by the applicable local sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor's behalf by the Closing Time on the date such request is submitted.

       Except as described below, the Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit

Instruments of Equity Funds. Shares and Deposit Instruments of Fixed Income Funds will clear and settle in a manner consistent with other ETFs that invest in fixed income securities. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through DTC. The Fund's custodian will monitor the movement of the underlying Deposit Instruments or cash and will instruct the movement of Shares only upon validation that such securities or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments or cash and, except as discussed below with respect to Portfolio Holdings traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.<F28>28 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of the Fixed Income Funds.<F29>29 Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing Transaction Fees on investors purchasing or redeeming Creation Units.

       Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor's behalf) not later than the Closing Time on the Transmittal Date; and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Cash Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser) to reject any order not submitted in proper form.


--------------------
<F28>28   Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days ("T+3") basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Holdings through the Shares' T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

<F29>29   For Blended Funds, the clearance and settlement of each Blended
          Fund's Creation Units will depend on the nature of the Deposit Instruments, consistent with the processes discussed above.

       A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Instruments and the payment of the Cash Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.

       6.   Rejection of Creation Unit Purchase Orders

       As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor, if:

             (i) the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

            (ii) the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

           (iii) the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

            (iv) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, Adviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund's Beneficial Owners; or

             (v) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, Adviser, any Sub-Adviser, any Fund's transfer agent, any Fund's custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

       J.   Pricing

       The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Holdings held by such Fund. In addition, Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day's NAV or the current day's NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund.
Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

       Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Instruments and the estimated Cash Amount, will be features of each Fund particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

       K.   Redemption

       Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the applicable Fund. Redemption requests must be placed by or through an Authorized Participant. Creation Units will be redeemable at their NAV per Creation Unit next determined after receipt of a request for redemption by the applicable Fund.

       Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act, except as may be permitted under the relief requested herein in connection with Foreign Funds (see Section IV.A.4).

       Redemption of Shares in Creation Units will be subject to a Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the NSCC Clearing Process (with respect to Domestic Funds only) or "outside" the NSCC Clearing Process through DTC Facilities or otherwise (with respect to certain Domestic Funds or Foreign Funds). As discussed herein, a redeeming investor will pay a Transaction Fee to offset the Fund's trading costs, operational processing costs, brokerage commissions and other similar costs incurred in transferring the Portfolio Holdings from its account to the account of the redeeming investor. An entity redeeming Shares in Creation Units "outside" the NSCC Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process. A redeeming investor receiving cash in lieu of one or more Portfolio Holdings may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Portfolio Holdings. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units.

       To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral. The Participant Agreement will permit the relevant Fund to use such collateral to purchase the missing Shares or acquire the Deposit Instruments and the Cash Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund acquiring such Shares, Deposit Instruments or Cash Amount and the value of the collateral.

       A redemption request "outside" the NSCC Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET); and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of such Fund being redeemed through the book-entry system of the Depository on or before contractual settlement of the redemption request.

       In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Redemption Instruments into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate custody arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Redemption Instruments are customarily traded.

       L.   Dividend Reinvestment Service

       No Fund will make DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual Brokers may make a dividend reinvestment service available to their clients.

       M.   Shareholder Transaction and Distribution Expenses

       No sales charges for purchases of Creation Units of any Fund are contemplated. As indicated above in Section II.K. "Redemption," each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. Each Fund may be authorized to implement a plan under Rule 12b-1 of the Act.

       N.   Shareholder Reports

       Each Fund will furnish to DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund's distributions. Each Fund will also furnish to DTC Participants, for distribution to Beneficial Owners of Shares, the Fund's annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

       O.   Availability of Information Regarding Shares and Underlying Indexes

       As noted above, before commencement of trading on the Exchange on each Business Day, the identities and quantities of the portfolio securities and other assets held by the Self-Indexing Fund that will form the basis for the Self-Indexing Fund's calculation of NAV at the end of the Business Day will be made available on the Website. Similarly, for each Long/Short Fund and 130/30 Fund, the Adviser will provide full portfolio transparency on the Fund's Website by making available the identities and quantities of the Portfolio Holdings, including Short Positions and Financial Instruments, that will form the basis for the Fund's calculation of NAV at the end of the Business Day. The information provided on the Website will be formatted to be reader-friendly.

       The Funds' administrator will provide an estimated Cash Amount, adjusted through the close of the trading day, to the relevant Listing Exchange. Each Listing Exchange or other major market data provider will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association or other widely disseminated means, an amount for each Fund stated on a per individual Share basis representing the sum of (i) the estimated Cash Amount; and (ii) the current value of the Deposit Instruments (such intra-day indicative value, the "IIV"). The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Cash Amount nor will it guarantee the accuracy or completeness of the estimated Cash Amount. No Fund will be involved in, or responsible for, the calculation or dissemination of the IIV, and will make no warranty as to its accuracy.

       The value of the Underlying Indexes with respect to the Funds will be disseminated by the relevant Listing Exchange or such other organization authorized by the Index Provider in accordance with Commission and Exchange requirements.<F30>30 Applicants expect the same from the Index Providers of future Underlying Indexes and future primary Listing Exchanges. In addition, these organizations will disseminate values for each Underlying Index once each trading day based on closing prices in the relevant exchange market. Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Instruments as well as information regarding the Cash Amount.

       The Website will publish the current version of the Prospectus and Statement of Additional Information ("SAI"). The Website also will disclose the prior business day's NAV and the market closing price or the midpoint of the bid/ask spread at the time of calculation of the relevant Fund's NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. The Website will be publicly available at no charge prior to the public offering of Shares.

       The closing prices of each Fund's Deposit Instruments and Short Positions will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as FINRA's Trade Reporting and Compliance System (TRACE), or on-line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. In addition, Applicants expect, given the past history of other ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

       P.   Public Representations

       Applicants will take such steps as may be necessary to avoid confusion in the public's mind between the Funds and a traditional "open-end investment company" or "mutual fund." Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any of its individual Funds will be advertised or marketed or otherwise "held out" as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "ETF." To that end, the designation of the Funds in all marketing materials will be limited to the terms "ETF," "investment company," "fund" and


--------------------
<F30>30   NYSE Arca, Inc. rules generally require current index values for
          U.S. equity indices to be widely disseminated by one or more major
          market data   vendors at least every 15 seconds during the core
          trading session and for   international or global equity indices to be
          widely disseminated by one or   more major market data vendors at
          least every 60 seconds during the core   trading session. These rules
          also require current index values for fixed   income indices to be
          widely disseminated by one or more major market data   vendors at
          least once per day.

"trust" without reference to an "open-end fund" or a "mutual fund," except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as "mutual funds"). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with investor educational materials issued or circulated in connection with the Shares.

       The primary disclosure document with respect to the Shares will be the Fund's Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by statutory prospectus or Summary Prospectus.<F31>31

       The Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders. The above policies and format will also be followed in all reports to shareholders.

       The Prospectus for each Self-Indexing Fund will prominently disclose that the Affiliated Indexes are created and sponsored by the Adviser or an affiliated person of the Adviser.

       Q.     Procedure by Which Shares Will Reach Investors; Disclosure
Documents

       Based on the experience of other ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Shares a cost-effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holdings. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on an Exchange versus the aggregate value of the Portfolio Holdings held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as


--------------------
<F31>31   Pursuant to Rule 498 of the Securities Act, to the extent that a
          Summary Prospectus is delivered, the statutory prospectus will be provided online, and will be sent upon request.

well as keep the market price of Shares close to their NAV. Lastly, Applicants observe that Market Makers, acting in their roles to provide a fair and orderly secondary market for Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.

       In the above examples, those who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and "retail" investors for whom such Shares provide a useful, "retail-priced" exchange-traded mechanism for investing in the country, industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV.

       As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a "distribution," as such term is used in the Securities Act, may be occurring.

       The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of such Fund's Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the Fund's Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

III.   IN SUPPORT OF THE APPLICATION

       A.   ETF Relief

       Applicants seek an Order from the Commission permitting (i) the Funds to issue Shares that are redeemable in Creation Units only; (ii) secondary market transactions in Shares on an Exchange at negotiated prices, rather than at the current offering price; (iii) certain affiliated persons of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; and (iv) a Foreign Fund to provide payment or satisfaction of redemption requests in periods exceeding seven days in certain circumstances.

       The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act

              "if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of ... [the Act]."

       Applicants believe that Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares should (i) provide increased investment opportunities, which should encourage diversified investment; (ii) provide in the case of individual tradable Shares, a relatively low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; (iii) make available a vehicle that would track the selected Underlying Indexes more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale;
(iv) provide a security that should be freely available in response to market demand; (v) provide competition for comparable products available in both foreign and U.S. markets; (vi) attract capital to the U.S. markets;
(vii) provide enhanced liquidity; (viii) facilitate the implementation of diversified investment management techniques; and (ix) provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

       The Commission has indicated that Section 6(c) permits it to exempt "particular vehicles and particular interests" from provisions of the Act that would inhibit "competitive development of new products and new markets offered and sold in or from the United States."<F32>32 The Shares proposed to be offered would provide, to both retail and institutional investors, new exchange-traded investment company products representing interests in targeted securities markets. As such, Applicants believe Shares of the Funds are appropriate for exemptive relief under* Section 6(c).

       Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund's portfolio to meet redemptions, to permit the maximum amount of resources of each Fund to be used to track the Underlying Index and to alleviate the inappropriate taxation of ongoing shareholders.


--------------------
<F32>32   Investment Company Act Release No. 17534 (June 15, 1990), at 84.

       With respect to the exemptive relief specified below regarding
Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

              "(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;
              (2) the proposed transaction is consistent with the policy of each registered investment company concerned ...; and (3) the proposed transaction is consistent with the general purposes of [the Act]."

       The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by each Fund at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions do not involve "overreaching" by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds as described herein and are consistent with the general purposes of the Act.

       Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested are also substantially similar to those granted in Prior Orders.

       B.     Fund of Funds Relief

       Applicants also seek an Order from the Commission permitting both Investing Management Companies and Investing Trusts to acquire Underlying Fund Shares of the Underlying Funds beyond the limits of Section 12(d)(1)(A) of the Act and permitting such Underlying Funds, their Distributor and Brokers to sell Underlying Fund Shares of each such Underlying Fund to Funds of Funds in excess of the limits of Section 12(d)(1)(B) of the Act. In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit each Underlying Fund to sell its Underlying Fund Shares to, and redeem its Underlying Fund Shares from, a Fund of Funds that owns 5% or more of the Underlying Fund's Underlying Fund Shares.

       The Fund of Funds Relief is requested pursuant to Section 12(d)(1)(J) of the Act. Applicants submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under
Section 12(d)(1)(J) coincident with the evolution of investment companies investing in other investment companies. Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that Funds of Funds enter into a FOF Participation Agreement, adequately address the concerns underlying the applicable limits in
Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants assert that the relief requested is substantially similar to that granted by the Prior Orders.

IV.    REQUEST FOR ORDER

       A.   Legal Analysis: ETF Relief

       1.   Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

       Section 5(a)(1) of the Act defines an "open-end company" as "a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer." The term "redeemable security" is defined in
Section 2(a)(32) of the Act as:

              "any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof."

       Applicants believe that the Shares could be viewed as satisfying the
Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities "under the terms of which" an owner may receive his proportionate share of the Fund's current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a "redeemable security" or an "open-end company" under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

       Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation Units.

       Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund.

       Applicants believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

       2.   Exemption from the Provisions of Section 22(d) and Rule 22c-1

       Section 22(d) of the Act provides in part, that:

              "no registered investment company shall sell any redeemable security issued by it to any person except either to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. . ."

       Rule 22c-1 provides that:

              "no registered investment company issuing any redeemable security, no person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security."

       Shares of each Fund will be listed on a Listing Exchange and the relevant Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from<F33>33 the Listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Fund's Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

       Applicants believe that the concerns sought to be addressed by
Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (i) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers; (ii) to prevent unjust discrimination or preferential treatment among buyers; and
(iii) to ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors Shares at less than the published sales price and who could pay investors a little more than the published redemption price.<F34>34

       The first two purposes - preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers - would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve a Fund's assets. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

       With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying Fund's assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces


--------------------
<F33>33   Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

<F34>34   See Protecting Investors: A Half Century of Investment Company
          Regulation at 299-303 (May 1992); Investment Company Act Release No. 13183 (Apr. 22, 1983).

in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants believe that, to date, shares of ETFs have consistently traded on, at, or very close to, their respective NAVs. Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of shares of prior ETFs.

       On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares; and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption under Section 6(c) be granted in respect of Section 22(d) and Rule 22c-1.

       3.   Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

       Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to *Sections 6(c) and 17(b) of the Act to permit certain affiliated persons to effectuate purchases and redemptions "in-kind."

       Section 17(a)(1) of the Act makes it unlawful

              "... for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal - knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust ... by the depositor thereof."

       Section 17(a)(2) of the Act makes it unlawful

              "... for any affiliated person or promoter of or principal underwriter for a registered investment company ..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer)."

       An "affiliated person" of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes "any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person"; and pursuant to Section 2(a)(3)(C) of the Act "any person directly or indirectly controlling, controlled by, or under common control with, such other person."

       Section 2(a)(9) of the Act defines "control" as

              "... the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company..."

       The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund").

       Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that (i) the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the Act.

       Past applications of prior ETFs have suggested the possibility that
Section 17(b) could be interpreted to exempt only a single transaction from
Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under *Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).<F35>35


--------------------
<F35>35   See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

       To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5 percent owners of such Funds, and one or more may hold in excess of 25 percent of such Funds, as the case may be, and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or
Section 2(a)(3)(C). For so long as such holders of Shares were deemed to be affiliated persons (e.g., so long as twenty or fewer such holders existed),
Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for Creation Units (an "in-kind" purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an "in-kind" redemption procedure with a Fund. Furthermore, under other circumstances, one or more holders of Shares might each accumulate
5 percent or more of such Fund's securities. Also, the Market Maker for the Shares of any relevant Funds might accumulate, from time to time, 5 percent or more of such Fund's securities in connection with such Market Maker's market-making activities. In addition, one or more holders of Shares, or the Market Maker might, from time to time, accumulate in excess of 25 percent of Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C). Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons (collectively, "Second-Tier Affiliates")) solely by virtue of one or more of the following: (i) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or
(iii) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions "in-kind."

       Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making "in-kind" purchases or "in-kind" redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for "in-kind" purchases of Creation Units and the redemption procedures for "in-kind" redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to a Fund whether 12 or 1,200 Creation Units exist for such Fund.
All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Instruments and Redemption Instruments will be valued in the identical manner as those Portfolio Holdings currently held by the relevant Funds and the valuation of the Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer.

       Applicants also note that the ability to take deposits and make redemptions "in-kind" will help each Fund to track closely its Underlying Index and therefore aid in achieving the Fund's objectives. Applicants do not believe that "in-kind" purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund's objectives and with the general purposes of the Act. Applicants believe that "in-kind" purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Holdings held by a Fund is identical to that used for calculating "in-kind" purchase or redemption values and therefore creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Holdings held by a Fund as are used for calculating "in-kind" redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

       For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds, and that the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

       4.   Exemption from the Provisions of Section 22(e).

       Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

       Section 22(e) of the Act provides that:

              "No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except-

                 (1)    for any period (A) during which the
                        New York Stock Exchange is closed other
                        than customary weekend and holiday
                        closings or (B) during which trading on
                        the New York Stock Exchange is restricted;

                 (2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

                 (3) for such other periods as the Commission may by order permit for the protection of security holders of the company."

       Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by a Foreign Fund. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, may require a delivery process of up to fifteen (15) calendar days, rather than seven calendar days for a Foreign Fund, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven calendar days following the tender of a Creation Unit of such Fund, up to a maximum of fifteen calendar days. Applicants request that relief be granted such that Foreign Funds holding Redemption Instruments which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Holdings of each such Foreign Fund customarily clear and settle, but in all cases no later than fifteen calendar days following the tender of a Creation Unit. With respect to Future Funds that will be Foreign Funds, Applicants seek the same relief from
Section 22(e) only to the extent that circumstances exist similar to those described herein.

       Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days, up to a maximum of fifteen calendar days, required to deliver redemption proceeds in any given year will not exceed fifteen calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e).<F36>36 The SAIs for the Foreign Funds that may require this relief will identify (i) those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays; and (ii) the maximum number of days needed to deliver the proceeds, up to fifteen calendar days.


--------------------
<F36>36   Certain countries in which a Fund may invest have historically had settlement periods of up to fifteen calendar days.

       The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund.

       Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within fifteen calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within fifteen calendar days following a redemption request would adequately afford investor protection.

       Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Holdings of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund's assets in Portfolio Holdings. Applicants are not seeking relief from
Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

       If the requested Relief is granted, Applicants intend to disclose in each Foreign Fund's SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by
Section 22(e) is not inconsistent with the standards articulated in
Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

       Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by prior ETFs in orders relating to each of those funds.

       On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units; and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

       B.   Legal Analysis: Fund of Funds Relief

       1.   Exemption from the Provisions of Section 12(d)(1)

       Applicants request an exemption to permit Funds of Funds to acquire Underlying Fund Shares of Underlying Funds in excess of the limits in
Section 12(d)(1)(A) of the Act and to permit the Underlying Funds and their principal underwriters and Brokers to sell Underlying Fund Shares of the Underlying Funds to Funds of Funds in excess of the limits in
Section 12(d)(1)(B) of the Act.

       Funds of Funds do not include the Underlying Funds. Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act ("Fund of Funds Adviser") and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act ("Fund of Funds Sub-Adviser"). Any investment adviser to an Investing Management Company will be registered as an investment adviser. Each Investing Trust will have a sponsor ("Sponsor").

       Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Underlying Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Underlying Funds from Section 17(a) of the Act. The requested exemption would permit the Fund of Funds to acquire Underlying Fund Shares in each of the Underlying Funds beyond the limitations in Section 12(d)(1)(A). Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit each Underlying Fund to sell its Underlying Fund Shares to, and redeem its Underlying Fund Shares from, a Fund of Funds when the Underlying Fund is an affiliated person of the Fund of Funds.

       Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

       (a)    Exemption under Section 12(d)(1)(J) of the Act.

       The National Securities Markets Improvement Act of 1996 ("NSMIA")<F37>37 added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of
Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under
Section 12(d)(1)(J), "the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act's restrictions against investment companies investing in other investment companies are not repeated."<F38>38 Applicants submit that the proposed conditions to the Fund of Funds Relief requested in this Application, including the requirement that each Fund of Funds enter into a FOF Participation Agreement (defined below) with the relevant Underlying Fund, adequately address the concerns underlying the applicable limits in
Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a "progressive way" as the concept of investment companies investing in other investment companies evolves over time.<F39>39

       (b)    Concerns Underlying Section 12(d)(1)(J).

       Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.<F40>40 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no "effective voice" in the other investment company.<F41>41 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment
company.   Congress relaxed the prohibition in the


--------------------
<F37>37   H.R. Rep. No. 622, 104th Cong., 2[nd] Sess., at 43-44 (1996)
          ("HR 622").

<F38>38   HR 622, Ibid.

<F39>39   Id. at 43-44.

<F40>40   House Hearings, 76th Cong., 3d Sess., at 113 (1940).

<F41>41   Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and
          Currency, 76th Cong., 3d Sess., at 1114 (1940).

   Section's final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

       [Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase . . .<F42>42

       Congress tightened Section 12(d)(1)'s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).<F43>43 These new abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund's shares;
(ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth ("PPI Report").<F44>44

       Applicants propose a number of conditions designed to address these concerns. Certain of Applicants' proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Fund of Funds comply with any terms and conditions of the requested relief by requesting that a Fund of Funds enter into a written agreement ("FOF Participation Agreement") as a condition precedent to investing in an Underlying Fund beyond the limits imposed by Section 12(d)(1)(A). The FOF Participation Agreement will require the Fund of Funds to adhere to the terms and conditions of the requested Order. Condition B.1 limits the ability of a Fund of Funds' Advisory Group or a Fund of Funds' Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control an Underlying Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a "Fund of Funds' Advisory Group" is defined as the Fund of Funds' Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor. For purposes of this Application, a Fund of Funds' Sub-Advisory Group" is defined as any Fund of Funds' Sub-Adviser, any person controlling, controlled by, or under common control


--------------------
<F42>42   House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of
          David Schenker).

<F43>43   H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

<F44>44   Report of the Securities and Exchange Comm. on the Public Policy
          Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser. The condition does not apply to the Fund of Funds Sub-Advisory Group with respect to the Underlying Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by, or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

       Condition B.2 prohibits Fund of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in an Underlying Fund to influence the terms of services or transactions between a Fund of Funds or a Fund of Funds Affiliate and the Underlying Fund or Underlying Fund Affiliate. "Underlying Fund Affiliate" is defined as an investment adviser, promoter, or principal underwriter of an Underlying Fund and any person controlling, controlled by or under common control with any of these entities. "Fund of Funds Affiliate" is defined as the Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter and principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of these entities.

       Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds (including Underwriting Affiliates) to exercise undue influence over an Underlying Fund and certain of its affiliates. For purposes of this Application, an "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser or Fund of Funds Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Underlying Fund is covered by
Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."

       Condition B.9 is intended to ensure that the Underlying Fund's Board and the Adviser, as well as the Fund of Funds' board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Underlying Fund and a Fund of Funds before an investment is made in excess of
Section 12(d)(1)(A).

       An Underlying Fund may choose to reject any direct purchase of Creation Units<F45>45 by a Fund of Funds. To the extent a Fund of Funds purchases Underlying Fund Shares in the secondary market, an Underlying Fund would still retain its ability to reject initial purchases of Underlying Fund Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of
Section 12(d)(1)(A). An Underlying Fund would also retain its right to reject any initial investment by a Fund of Funds in excess of the limits in
Section 12(d)(1)(A) of the Act by declining to execute a FOF Participation Agreement with a Fund of Funds.

       With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

       Under Condition B.10, before approving any advisory contract under
Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of Section 2(a)(19) of the Act ("disinterested directors or trustees"), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Underlying Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

       In addition to Condition B.10 discussed above, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition B.5, a Fund of Funds Adviser, or a Fund of Funds' trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund under Rule 12b-1 under the Act) received from an Underlying Fund by the Fund of Funds Adviser, trustee or Sponsor or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, trustee or Sponsor or its affiliated person by an Underlying Fund, in connection with the investment by the Fund of Funds in the Underlying Fund. Condition B.5 also provides that any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Fund of Funds Sub-Adviser or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser, or its affiliated person by the Underlying Fund, in connection with any investment by the Fund of Funds in the Underlying Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser


--------------------
<F45>45   For purposes of the request for Fund of Funds Relief, the term
          "Creation Units" applies to both Funds and Actively Managed Funds.

waives fees, the benefit of the waiver will be passed through to the Fund of Funds. Condition B.11 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds set forth in the NASD Conduct Rule 2830.<F46>46

       A Fund of Funds may rely on the Order only to invest in Underlying Funds and not in any other registered investment company. The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the requested Order only to invest in the Underlying Funds and not in any other investment company. No Underlying Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Underlying Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report's concern with overly complex structures, Applicants submit that the requested Fund of Funds Relief will not create or give rise to circumstances enabling a Fund of Funds to invest in excess of the limits of Section 12(d)(1)(A) in an Underlying Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Underlying Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Underlying Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of
Section 12(d)(1)(A) mitigates the concerns about layering of fees.

       Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the Fund of Funds Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Underlying Funds identified herein and Fund of Funds should be the same.

       2.     Exemption from the Provisions Sections 17(a)(1) and 17(a)(2)

       Applicants seek relief from Section 17(a) to permit an Underlying Fund that is an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds to sell its Underlying Fund Shares to and redeem its Underlying Fund Shares from a Fund of Funds, and to engage in the accompanying in-kind transactions with the Fund of Funds.<F47>47 Although Applicants believe that most Fund of Funds will purchase


--------------------
<F46>46   Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA Rule to NASD Conduct Rule 2830.

<F47>47   Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares of an Underlying Fund; or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its Shares to a Fund of Funds, may be prohibited by
          Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

   Underlying Fund Shares in the secondary market and will not purchase Creation Units directly from an Underlying Fund, a Fund of Funds might seek to transact in Creation Units directly with an Underlying Fund that is an affiliated person of a Fund of Funds. To the extent that purchases and sales of Underlying Fund Shares occur in the secondary market and not through principal transactions directly between a Fund of Funds and an Underlying Fund, relief from
Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Underlying Fund Shares in Creation Units by an Underlying Fund to a Fund of Funds and redemptions of those Underlying Fund Shares.

       Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling, controlled by, or under common control with, such other person. A Fund of Funds relying on the requested order could own 5% or more of the outstanding voting securities of an Underlying Fund and in such cases the Underlying Fund would become an affiliated person of the Fund of Funds. In light of this and other possible affiliations, Section 17(a) could prevent an Underlying Fund from selling Underlying Fund Shares to and redeeming Underlying Fund Shares from a Fund of Funds.

       Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:
(i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under
Section 17(b) as extending only to a single transaction and not a series of transactions.

       Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and the provisions of the Act. Because an Underlying Fund may engage in multiple transactions with a Fund of Funds, Applicants are seeking relief from any transaction in Creation Units between an Underlying Fund and a Fund of Funds that owns 5% or more of an Underlying Fund before the transaction. As mentioned above, Applicants believe that most Fund of

Funds will purchase Underlying Fund Shares in the secondary market and will not purchase Creation Units directly from an Underlying Fund.

       Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of
Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

       Applicants anticipate that there may be Fund of Funds that are not part of the same group of investment companies as the Underlying Funds, but may be sub-advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser. Applicants are not seeking relief from
Section 17(a) for, and the requested relief will not apply to, transactions where an Underlying Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of a Fund of Funds because the Adviser or an entity controlling, controlled by or under common control with the Adviser provides investment advisory services to that Fund of Funds.

       Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

       First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Underlying Fund Shares directly from an Underlying Fund will be based on the NAV of the Underlying Fund in accordance with policies and procedures set forth in the Underlying Fund's registration statement.

       Second, the proposed transactions directly between Underlying Funds and Fund of Funds will be consistent with the policies of each Fund of Funds. The purchase of Creation Units by a Fund of Funds will be accomplished in accordance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds' registration statement. The FOF Participation Agreement will require any Fund of Funds that purchases Creation Units directly from an Underlying Fund to represent that the purchase of Creation Units from an Underlying Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds' registration statement. The proposed transactions also will be consistent with the policies of each Underlying Fund.

       Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Underlying Fund Shares offer Fund of Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.     CONDITIONS

       Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions.

       A.     ETF Relief

       1. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

       2. As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

       3. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

       4. The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

       5. Each Self-Indexing Fund, Long/Short Fund and 130/30 Fund will post on the Website on each Business Day, before commencement of trading of Shares on the Exchange, the Fund's Portfolio Holdings.

       6. No Adviser or any Sub-Adviser to a Self-Indexing Fund, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Self-Indexing Fund) to acquire any Deposit Instrument for a Self-Indexing Fund through a transaction in which the Self-Indexing Fund could not engage directly.

       B.     Fund of Funds Relief

       1. The members of a Fund of Funds' Advisory Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of
Section 2(a)(9) of the Act. The members of a Fund of Funds' Sub-Advisory Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the Fund of Funds' Advisory Group or the Fund of Funds' Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of an Underlying Fund, it will vote its Underlying Fund Shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund's Shares. This condition does not apply to the Fund of Funds' Sub-Advisory Group with respect to an Underlying Fund for which the Fund of Funds' Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds' Sub-Adviser acts as the investment adviser within the meaning of
Section 2(a)(20)(A) of the Act.

       2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Underlying Fund to influence the terms of any services or transactions between the Fund of Funds or Fund of Funds Affiliate and the Underlying Fund or an Underlying Fund Affiliate.

       3. The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from an Underlying Fund or Underlying Fund Affiliate in connection with any services or transactions.

       4. Once an investment by a Fund of Funds in Underlying Fund Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board of the Underlying Fund, including a majority of the directors or trustees who are not "interested persons" within the meaning of Section 2(a)(19) of the Act ("non-interested Board members") will determine that any consideration paid by the Underlying Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Underlying Fund; (ii) is within the range of consideration that the Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Underlying Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

       5. The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund under Rule 12b-1 under the
Act) received from an Underlying Fund by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or

Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Underlying Fund, in connection with the investment by the Fund of Funds in the Underlying Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from an Underlying Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Underlying Fund, in connection with the investment by the Investing Management Company in the Underlying Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

       6. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund) will cause an Underlying Fund to purchase a security in any Affiliated Underwriting.

       7. The Board of an Underlying Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Underlying Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Underlying Fund. The Board of the Underlying Fund will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Underlying Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and
(iii) whether the amount of securities purchased by the Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Underlying Fund.

       8. Each Underlying Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the

Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Underlying Fund were made.

       9.   Before investing in an Underlying Fund in excess of the limit in
Section 12(d)(1)(A), a Fund of Funds and the Trust will execute a FOF Participation Agreement stating without limitation that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Underlying Fund Shares in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Underlying Fund of the investment. At such time, the Fund of Funds will also transmit to the Underlying Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Underlying Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Underlying Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

      10. Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

      11. Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

      12. No Underlying Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent the Underlying Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Underlying Fund to acquire securities of one or more investment companies for short-term cash management purposes.

VI.    NAMES AND ADDRESSES

       The following are the names and addresses of Applicants:

                     Advisors Asset Management, Inc.
                     18925 Base Camp Road
                     Suite 203
                     Monument, Colorado 80132

                     AAM ETF Trust
                     18925 Base Camp Road
                     Suite 203
                     Monument, Colorado 80132

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.


                                             ADVISORS ASSET MANAGEMENT, INC.

                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                             Name:  Scott I. Colyer
                                             Title:  Chief Executive
                                             Officer


                                             AAM ETF TRUST

                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                             Name:  Scott I. Colyer
                                             Title:  Initial Trustee


Dated:  August 20, 2015

                          AUTHORIZATION AND SIGNATURES

       In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Applicant. Scott I. Colyer is authorized to sign and file this document on behalf of Advisors Asset Management, Inc. (the "Company") pursuant to the general authority vested in him as the Chief Executive Officer of the Company, and the following resolutions adopted by the board of directors of the Company on August 12, 2015:

                     RESOLVED, that the officers of the Company
              be, and they hereby are, authorized to prepare and file with the United States Securities and Exchange Commission (the "SEC") an application for an exemptive order (the "Application") (i) under
              Section 6(c) of the Investment Company Act of 1940, as amended (the "Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the
              Act and Rule 22c-1 under the Act; (ii) under
              Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and
              (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

                     RESOLVED, that the officers of the Company
              be, and they hereby are, authorized and directed to take such additional actions and to execute and deliver such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any and all necessary or appropriate amendment(s) or supplement(s) to the Application, their authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document or instrument; and it is further

                     RESOLVED, that upon issuance of an Order of
              Exemption by the SEC in accordance with the terms and conditions of the Application, as amended, the Company is authorized to act in accordance with the provisions of the Application, as amended, and the related Order of Exemption.


                                             ADVISORS ASSET MANAGEMENT, INC.


                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                             Name:  Scott I. Colyer
                                             Title:  Chief Executive
                                             Officer


Dated as of August 20, 2015

                          AUTHORIZATION AND SIGNATURES

       In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of AAM ETF Trust (the "Trust") pursuant to the following resolutions adopted by the Initial Trustee of the Trust on August 12, 2015:

                     RESOLVED, that the Initial Trustee of the
              Trust and his designees be, and they hereby are, authorized to prepare and file with the United States Securities and Exchange Commission (the "SEC") an application for an exemptive order (the "Application") (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the "Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act;
              and it is further

                     RESOLVED, that the Initial Trustee and each
              of his designees be, and they hereby are, authorized and directed to take such additional actions and to execute and deliver on behalf of the Trust such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any and all necessary or appropriate amendment(s) or supplement(s) to the Application, their authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document or instrument; and it is further

                     RESOLVED, that upon issuance of an Order of
              Exemption by the SEC in accordance with the terms and conditions of the Application, as amended, the Trust is authorized to act in accordance with the provisions of the Application, as amended, and the related Order of Exemption.


                                             AAM ETF TRUST


                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                             Name:  Scott I. Colyer
                                             Title:  Initial Trustee


Dated as of August 20, 2015

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

       In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of Advisors Asset Management, Inc.; that he is the Chief Executive Officer of such company; and that all actions by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.



                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                             Name:  Scott I. Colyer
                                             Title:    Chief Executive Officer


Dated as of August 20, 2015

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

       In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of AAM ETF Trust; that he is the Initial Trustee of such company; and that all actions by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                             Name:  Scott I. Colyer
                                             Title:  Initial Trustee


Dated as of August 20, 2015

                                   APPENDIX A

                          DESCRIPTION OF INITIAL FUND

       It is currently intended that the Initial Fund will be named the AAM R Risk-Based Global Developed Markets Equity Index ETF, although the name may be changed in the future. It is currently anticipated that the investment objective of the Initial Fund will be to seek investment results that correspond generally to the price and yield (before the Initial Fund's fees and expenses) of an underlying index developed by either an Affiliated Index Provider or a third-party index provider.